

October 5, 2023

Shuo Shi
Chief Executive and Operations Officer
WiMi Hologram Cloud Inc.
Room #2002, Building A, Wentley Center
1st West Dawang Road, Chaoyang District
Beijing, The People's Republic of China, 100020

> **Re: WiMi Hologram Cloud Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 29, 2023**
> **File No. 001-39257**

Dear Shuo Shi:

We have reviewed your September 29, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Form 20-F for the Fiscal Year Ended September 29, 2023

Item 18. Financial Statements
Note 13. Goodwill, page F-50

1. We note your response to prior comment 6. Please address the following and provide all requested information in both USD and RMB:
   • Identify each of your reporting units, including those that did not have goodwill as of December 31, 2022.
   • Provide us with the fair value and carrying value for each reporting unit, including those that did not have goodwill. Ensure you include the fair value of the reporting unit and not the fair value of goodwill as provided in your response.
   • Provide the percentage by which the fair value for each reporting unit exceeds the carrying value.

- Provide a reconciliation of the estimated fair value for your reporting units <u>in total</u> to the company's total market capitalization as of December 31, 2022.
- Explain how you determined the December 31, 2022 market capitalization of $113,427,050 as provided in your response, or revise. In this regard, you appear to have multiplied the closing price of your ADS at December 31, 2022 times the number of outstanding Class B ordinary shares without adjusting for the fact that each ADS represents two Class B ordinary shares.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology